5-81710

06037246

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED JUN 13 2006 WASH, D.C. 185

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM (AMENDMENT NO. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

SMBC Furendo Shoken Kabushiki Kaisha
(Names of Subject Company)

SMBC Friend Securities Co., Ltd.
(Translation of Subject Companies' Names into English (if applicable))

Japan
(Jurisdiction of Subject Companies' Incorporation or Organization)

Sumitomo Mitsui Financial Group, Inc.
(Names of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Corporate Planning Department
Sumitomo Mitsui Financial Group, Inc.
1-2, Yurakucho 1-chome
Chiyoda-ku, Tokyo 100-0006
Japan
(phone number: 81-3-5512-3411)

PROCESSED JUN 15 2006 THOMSON FINANCIAL

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

(a) The following document is attached as an exhibit to this Form:

Exhibit number	Description
1	English translation of a press release, dated March 30, 2006, of Sumitomo Mitsui Financial Group, Inc. and SMBC Friend Securities Co., Ltd. announcing their business integration.[1]
2	English translation of a press release, dated April 28, 2006, of Sumitomo Mitsui Financial Group, Inc. and SMBC Friend Securities Co., Ltd. announcing the signing of the share exchange agreement with respect to their business integration.[2]
3	English translation of the portion of the Convocation Notice of the 60th Ordinary General Meeting of Shareholders, dated June 13, 2006, of SMBC Friend Securities Co., Ltd., related to the approval of the proposed share exchange between Sumitomo Mitsui Financial Group, Inc. and SMBC Friend Securities Co., Ltd.

(b) Not applicable.

Item 2. *Informational Legends*

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translation of the press release included as Exhibit 1, the English translation of the press release included as Exhibit 2 and the English translation of the convocation notice included as Exhibit 3.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Sumitomo Mitsui Financial Group, Inc. has filed with the Commission a written irrevocable consent and power of attorney on Form F-X on March 30, 2006.

---

[1] Previously furnished to the Commission as part of Form CB on March 30, 2006.

[2] Previously furnished to the Commission as part of Amendment No. 1 to Form CB on April 28, 2006.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sumitomo Mitsui Financial Group, Inc.

By: Junji Tanehashi

Name: Junji Tanehashi
Title: Director

Date: June 13, 2006

EXHIBIT 3

(TRANSLATION)

June 13, 2006

TO OUR SHAREHOLDERS:

Katsuhiko Tamaki
President
SMBC Friend Securities Co., Ltd.
7-12 Nihonbashi-kabuto-cho, Chuo-ku, Tokyo
Japan

CONVOCATION NOTICE OF THE 60TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

You are hereby requested to attend the 60th ordinary general meeting of shareholders of SMBC Friend Securities Co., Ltd. (the "Company"), which is to be held as outlined below.

In the event that you are not able to attend the meeting, you can still exercise your right to vote in writing. After reading the reference materials contained herein, please indicate whether you agree or disagree with the proposals in the enclosed form for the exercise of voting rights, and, after affixing your seal, please return it to the Company.

1. Date and time: 10:00 a.m., June 29, 2006 (Thursday)

2. Place: Conference room on the 9th floor of Tokyo Shoken Kaikan
5-8 Nihonbashi-kayaba-cho 1-chome, Chuo-ku, Tokyo

3. Agenda of the meeting:

Subjects to be reported:

1. Reports of the business report, balance sheet and statement of profit and loss of the 60th fiscal year (from April 1, 2005 to March 31, 2006), and reports of the purchase of treasury stock by a resolution of the Board of Directors, which is authorized by the Articles of Incorporation to adopt such resolution.

2. Reports of the consolidated balance sheet and consolidated statement of profit and loss of the 60th fiscal year (from April 1, 2005 to March 31, 2006), and the results of the audit of consolidated financial statements by the Auditor and the Board of Statutory Auditors.

Subjects to be resolved:

Item 1: (translation omitted)

Item 2: Approval of the Share Exchange Agreement between Sumitomo Mitsui Financial Group, Inc. and the Company
(The summary of this agenda is as stated in the following document entitled "Reference Documents for Exercise of Voting Rights" pages 10 through 21.)

Items 3 through 7:(translation omitted)

Attendees to the meeting are requested to submit the enclosed form for exercise of voting rights to the reception on the day of the meeting.

- end -

(Attached documents)

Business Report for 60th Fiscal Year
(from April 1, 2005 to March 31, 2006)

I. Outline of business (translation omitted)

II. Outline of the Company (translation omitted)

III. Important facts which have arisen regarding the conditions of the business group after the settlement of accounts

For the purposes described in "2. Issues to be resolved by the business group" of "I. Outline of business" above, the Company executed a share exchange agreement (setting September 1, 2006 as the exchange date) with Sumitomo Mitsui Financial Group, Inc. (hereinafter referred to as "SMFG") on April 28, 2006, the effect of which is subject to the approval of the ordinary general meeting of shareholders scheduled to be held on June 29, 2006.

The method of said share exchange and the summary of the share exchange agreement are as follows:

1. Method of share exchange

In order for the Company to become a wholly owned subsidiary of SMFG and for SMFG to become the sole parent company of the Company, the shares of the Company held by the shareholders of the Company shall transfer to SMFG, and the shareholders of the Company shall become the shareholders of SMFG by receiving allotment of new shares to be issued by SMFG for the share exchange, respectively as of September 1, 2006.

2. Summary of the share exchange agreement

(1) Schedule of share exchange

April 28, 2006	Meeting of the Board of Directors for approval of the share exchange agreement
April 28, 2006	Signing of the share exchange agreement
June 29, 2006 (as scheduled)	Ordinary general meeting of shareholders for approval of the share exchange agreement
September 1, 2006 (as scheduled)	Share exchange date

(2) Exchange ratio

0.0008 shares of common stock of SMFG shall be delivered by allotment for 1 share of stock of the Company.

(Note) Any amounts of money and number of shares described in this Business Report are indicated by omitting fractions less than the prescribed units for indication.

Balance Sheet of the 60th Fiscal Year

(As of March 31, 2006)

(millions of yen)

ASSETS	
Item	Amount
Current assets	**267,772**
Cash and time deposits	28,152
Cash segregated as deposits for regulatory purposes	60,577
Trading assets	24,676
Trading securities	24,670
Derivatives	6
Margin transaction assets	146,023
Loans to customers for margin transactions	145,109
Cash deposits as collateral for securities borrowed	914
Loans with securities as collateral	102
Cash collateral for securities borrowed	102
Receivables from customers and others	189
Subscription money	2,675
Short-term guarantee deposits	658
Short-term loans	208
Prepaid expenses	244
Accrued income	2,475
Deferred tax assets	1,948
Other current assets	0
Allowance for doubtful accounts	-160
Fixed assets	**25,431**
Tangible fixed assets	2,031
Buildings	1,229
Tools, furniture and fixtures	738
Land	62
Intangible fixed assets	3,797
Software	3,591
Telephone subscription right, etc.	206
Investments and others	19,602
Investment securities	16,446
Investments in subsidiaries	23
Investments in partnership	12
Long-term loans to employees	238
Long-term guarantee deposits	2,149
Long-term prepaid expenses	4
Other investments	1,440
Allowance for doubtful accounts	-713
TOTAL ASSETS	**293,203**

(millions of yen)

LIABILITIES	
Item	Amount
Current liabilities	**139,667**
Trading liabilities	5,034
Trading securities	5,034
Derivatives	0
Net payables arising from pre-settlement date trades	12,524
Margin transaction liabilities	41,991
Loans from securities finance companies	37,704
Proceeds of securities sold for customers' accounts	4,286
Borrowings with securities as collateral	32
Cash collateral for securities loaned	32
Deposits received	47,562
Guarantee money received	15,325
Accounts payable	973
Accrued expenses	1,199
Accrued income taxes	12,197
Accrued employees' bonuses	2,150
Contingency reserve	668
Other current liabilities	6
Fixed liabilities	**10,792**
Deferred tax liabilities	3,781
Retirement benefits	6,615
Other fixed liabilities	396
Allowances	**1,122**
Reserve for securities transactions (under Article 51 of the Securities and Exchange Law)	1,122
TOTAL LIABILITIES	**151,583**
SHAREHOLDERS' EQUITY	
Item	Amount
Common stock	**27,270**
Capital surplus	**52,057**
Additional paid-in Capital	50,987
Other capital surplus	1,070
Profit from sale of treasury stock	1,070
Retained earnings	**58,518**
Legal reserve	1,819
Voluntary reserve	27,206
General reserve	27,206
Unappropriated retained earnings	29,492
Net unrealized holding gains on securities, net of taxes	**5,509**
Treasury stock	**-1,735**
TOTAL SHAREHOLDERS' EQUITY	**141,620**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**293,203**

Statement of Income for the 60th Fiscal Year

(From April 1, 2005 to March 31, 2006)

(millions of yen)

Item	Amount	
Ordinary income and expenses		
Operating income and expenses		
Operating revenues		68,571
Commissions	52,696	
Net gain on trading	13,859	
Net gain on other inventories	0	
Interest and dividend income	2,015	
Interest expenses		**338**
Net operating revenues		**68,232**
Selling, general and administrative expenses		**37,204**
Operating income		**31,027**
Non-operating income and expenses		
Non-operating income		**366**
Non-operating expenses		**244**
Ordinary income		**31,149**
Special income and losses		
Special income		**628**
Gain on sales of investment securities	540	
Gain on sales of memberships	0	
Reversal of contingency reserve	72	
Reversal of allowance for doubtful accounts	15	
Special losses		**358**
Loss on disposal of fixed assets	23	
Loss on sales of investment securities	7	
Loss on devaluation of investment securities	2	
Loss on devaluation of memberships	66	
Transfer to contingency reserve	211	
Addition to reserve for securities transactions	47	
Income before income taxes		**31,419**
Income tax – current		**13,780**
Deferred tax - deferred		**-872**
Net income		**18,511**
Unappropriated retained earnings to be brought forward		**10,980**
Unappropriated retained earnings from preceding year		**29,492**

Notes

The balance sheet and the statement of income of the Company were prepared in accordance with the "Enforcement Regulations for the Commercial Code" (Ministry of Justice Ordinance, No. 22, 2002), as well as the "Cabinet Office Ordinance Concerning Securities Companies" (Prime Minister's Office Ordinance and the Ministry of Finance Ordinance, No. 32, 1998) and the "Uniform Accounting Standards of Securities Companies" (Japan Securities Dealers Association, November 14, 1974).

Any amounts of money described herein are indicated by omitting fractions less than one million yen.

Significant accounting policies

1. Method and basis of valuation of securities are as follows:
   (1) For trading purposes
   Securities, derivatives and other financial instruments classified as trading assets and liabilities are recorded at either market or fair value.
   (2) For non-trading purposes
   (i) Equity securities issued by subsidiaries and affiliated companies
   Equity securities issued by subsidiaries and affiliated companies are stated at moving-average cost.
   (ii) Other securities
   (a) Other securities with available fair values are stated at fair market value as of balance sheet dates. (Net unrealized gains (losses) on other securities with available fair market values are recognized, net of applicable income taxes, as a separate component of shareholder's equity. Cost of securities sold is calculated by moving-average method.)
   (b) Other Securities with no available fair market value are stated at moving-average cost.

2. Tangible fixed assets are depreciated primarily on the declining-balance method, except for buildings (excluding attachments) acquired on or after April 1, 1998 which are depreciated on the straight-line method.

Main service life periods are as follows:

Buildings: 3 to 39 years Tools, furniture and fixtures: 3 to 15 years

Intangible fixed assets and investments and others are amortized under the straight-line method. Please note that the software for internal use is depreciated by straight line method over its estimated useful life (5 years).

3. Finance lease transactions, other than those wherein ownership of the lease property is regarded as being transferred to the lessee, are accounted for in the same manner as operating leases.

4. As for allowance for doubtful accounts, the Company made provisions for doubtful accounts based on an estimate of the uncollectible amount calculated using historical loss ratios or a reasonable estimate based on financial condition of individual borrowers, in order to provide for loan losses.

5. As for accrued employees' bonuses, an estimated accrual is recorded in accordance with the prescribed calculation method, in order to provide for employee bonus payments.

6. As for contingency reserve, the Company made an allowance for damages based on developments and other factors for damages claimed by customers, etc., in order to provide for future payment of damages accompanying such claims. Please note that this allowance falls under the allowance prescribed in Article 43 of the Enforcement Regulations for the Commercial Code.

7. As for retirement benefits, the Company made an allowance in the amount deemed to have accrued by March 31, 2006, based on the projected amounts of retirement benefit obligations and the pension assets as of March 31, 2006, in order to provide for the payment of employee retirement benefits.

8. As for reserve for securities transactions, the Company made reserve in the amount calculated pursuant to the provisions of Article 51 of the Securities and Exchange Law and Article 35 of the "Cabinet Office Ordinance Regarding Securities Companies", in order to provide for loss due to securities incidents.

9. Consumption taxes are accounted for based on the tax exclusion method.

Changes to significant accounting policies

1. Accounting standard for impairment of fixed assets

Effective April 1, 2005, the Company applied the "Accounting Standards for Impairment of Fixed Assets" ("Opinions Concerning Establishment of Accounting Standards for Impairment on Fixed Assets", issued by the Business Accounting Council on August 9, 2002) and "Guidelines on Implementation of Accounting Standard for Impairment of Fixed Assets" (Guidelines on Implementation of Business Accounting Standard No. 6, issued on October 31, 2003). This accounting change has no impact on profit and loss account.

2. Accounting standard for retirement benefits

Upon the partial amendment to the "Accounting Standard for Retirement Benefits" (issued by the Business Accounting Council on June 16, 1998) which made it possible to recognize the unrecognized pension assets as asset and profit, the Company applied, effective April 1, 2005, the "Guidance on Partially Amended 'Accounting Standards for Retirement Benefits'" (Guidelines on Implementation of Business Accounting Standard No. 7, issued on March 16, 2005), pursuant to which, the Company shall treat the unrecognized pension assets as actuarial loss for the purpose of profit and loss appropriation.

Notes to Balance Sheet

1. Accumulated depreciation of tangible fixed assets: 1,867 million yen
2. In addition to the fixed assets specified in the balance sheet, certain important fixed assets such as computer packages are used by the Company under lease contracts.
3. Pledged assets

    Investment securities: 12,371 million yen

    In addition, the Company has provided collateral share certificates for financing from its own capital, the value of which is 19,562 million yen, in order to secure borrowings from securities finance companies, etc.
4. Restriction on dividend

    The amount of net assets which has increased upon measuring the assets prescribed in Article 124, Item 3 of the Enforcement Regulations for the Commercial Code at market value is 5,482 million yen.

Notes to Income Statement

1. Transactions with subsidiaries

    Selling, general and administrative expenses: 215 million yen
2. Earnings per share: 59.63 yen

Reference Documents for Exercise of Voting Rights

1. Number of voting rights of all the shareholders: 609,821 units

2. Agenda items and referential matters

Item 1: (translation omitted)

Item 2: Approval of the Share Exchange Agreement between Sumitomo Mitsui Financial Group, Inc. and the Company

1. Reason for the share exchange

In accordance with the stabilization of the Japanese financial system, Japanese households' portfolios have shown clear signs of a shift from savings to investment, and their investment needs are expected to become further diversified. At the same time, the Company believes that new types of asset management services will become popular among individual investors who improve their financial knowledge and have an increased interest in portfolio management based on asset allocation concepts.

In view of these trends, there will be further strengthened cooperation among group companies through the Company being a wholly-owned subsidiary of Sumitomo Mitsui Financial Group, Inc (SMFG), establishing a new business model distinct from the conventional one by combining banking and securities businesses and maximizing synergies between SMFG-group companies. With such initiatives, the Company will try to make every effort to enhance the enterprise value of the SMFG group.

In particular, the Company intends to become a wholly-owned subsidiary of SMFG by means of a share exchange, in order to provide fund wrap services through collaboration with SMBC and us. Furthermore, SMFG will accelerate exchange of personnel between SMBC and us, and expand the consulting services of us to SMBC's individual customers who are interested in investments in individual stocks.

The shareholders of the Company are requested to agree to the purpose of said share exchange, and to approve the execution of the share exchange agreement.

2. Contents of the share exchange agreement

The contents of the share exchange agreement executed between Sumitomo Mitsui Financial Group, Inc. and the Company on April 28, 2006 are as follows:

Share Exchange Agreement (copy)

Sumitomo Mitsui Financial Group, Inc. (hereinafter referred to as "SMFG") and SMBC Friend Securities Co., Ltd. (hereinafter referred to as "Friend Securities") hereby enter into a share exchange agreement (hereinafter referred to as this "Agreement") as follows:

Article 1 (Share Exchange)

SMFG and Friend Securities shall conduct a share exchange (hereinafter referred to as the "Share Exchange") pursuant to the terms prescribed in this Agreement, in order for SMFG to become the sole parent company of Friend Securities, and for Friend Securities to become a wholly owned subsidiary of SMFG.

Article 2 (Shares to be Issued upon Share Exchange and Their Allotment)

1. SMFG shall issue 249,015 shares of common stock for the Share Exchange, and deliver them by allotment to the shareholders (including beneficial shareholders; hereinafter the same), excluding SMFG, who are entered in the last register of shareholders (including the register of beneficial shareholders; hereinafter the same) of Friend Securities as of the day immediately preceding the date of share exchange prescribed in Article 6 (or, in the case such date is changed pursuant to the proviso of Article 6, the date after such change; hereinafter referred to as the "Share Exchange Date"), at the ratio of 0.0008 shares of common stock of SMFG for one (1) share of common stock of Friend Securities held by such shareholders.
2. If the allotment prescribed in the preceding paragraph results in any fractional share less than one (1) share being included in the number of shares of common stock of SMFG to be allotted to the shareholders of Friend Securities, the provisions of Article 234 of the Company Act shall be complied with.
3. SMFG shall not pay any cash distribution upon share exchange to the shareholders of Friend Securities in relation to the Share Exchange.

Article 3 (Dividends)

SMFG and Friend Securities shall pay dividends to the shareholders or registered pledgees entered or recorded in their respective last registers of shareholders and the last original register of fractional shares of SMFG as of March 31, 2006, in an amount up to the following amounts, respectively.

(1) At SMFG: 50 billion yen in total

Common stock:	3,000 yen per share
Class 1 Preferred Stock:	10,500 yen per share
Class 2 Preferred Stock:	28,500 yen per share
Class 3 Preferred Stock:	13,700 yen per share
1st -12th Series of Class 4 Preferred Stock:	135,000 yen per share
1st Series of Class 6 Preferred Stock:	88,500 yen per share

(2) At Friends Securities: 20 yen per share, 6.2 billion yen in total

Article 4 (Amounts of Capital and Capital Reserve to be Increased)

The amounts of capital and capital reserve of SMFG to be increased upon the Share Exchange shall be as follows:

(1) Capital: 0 yen

(2) Capital reserve: The maximum amount of increase of capital calculated pursuant to the provisions of Article 357 of the Commercial Code, net of the amount specified in the preceding item.

Article 5 (General Meeting for Approval of Share Exchange)

1. Friend Securities shall convene a general meeting of shareholders by setting June 29, 2006 as the date for meeting, and request approval of this Agreement and resolutions for matters necessary for the Share Exchange; provided, however, that such date may be changed by agreement through consultation between SMFG and Friend Securities, whenever it is deemed necessary.
2. Pursuant to the provisions of Article 358, Paragraph 1 of the Commercial Code, SMFG may conduct the Share Exchange without obtaining the approval of a general meeting of shareholders with respect to this Agreement.

Article 6 (Date of Share Exchange)

The date of the Share Exchange shall be September 1, 2006; provided, however, that such date may be changed by agreement through consultation between SMFG and Friend Securities, whenever it is deemed necessary.

Article 7 (Obligations of SMFG and Friend Securities before the Share Exchange Date)

After the execution hereof and until the day immediately preceding the Share Exchange Date, each of SMFG and Friend Securities shall execute its business and manage and administer its assets with the care of a good manager, and if either of them intends to engage in any act which may materially affect the share exchange ratio or any other act which may materially affect its assets, and rights and obligations, it shall obtain the prior consent of the other party.

Article 8 (Term of Office of Officers Who Assumed Office before the Share Exchange Date)

The term of office of the directors or statutory auditors of SMFG who assumed office before the Share Exchange Date shall expire when their term of office would expire if the Share Exchange were not conducted.

Article 9 (Effect of this Agreement)

If any of the following items becomes applicable, this Agreement shall automatically lose its effect without requiring the parties to separately indicate its intention:

(1) If the approval the general meeting of shareholders of Friend Securities prescribed in Article 5, Paragraph 1 fails to be obtained;

(2) If the shareholders holding not less than one sixth (1/6) of the voting rights of all the shareholders of SMFG notify SMFG of their intention to oppose to the Share Exchange pursuant to the provisions of Article 358, Paragraph 5 of the Commercial Code; or

(3) If any license or approval of competent authorities, etc. necessary for conducting the Share Exchange fails to be obtained.

Article 10 (Change of Conditions and Cancellation)
If there is a material change in the asset status or management condition of SMFG or Friend Securities during the period from the execution of this Agreement to the day immediately preceding the Share Exchange Date, the parties may amend any of the conditions or other contents of the Share Exchange, or cancel this Agreement by agreement through mutual consultation.

Article 11 (Matters for Consultation)
In addition to the matters prescribed in this Agreement, SMFG and Friend Securities shall decide matters which are not prescribed in this Agreement and other matters necessary for the Share Exchange by agreement through consultation pursuant to the intention of this Agreement.

IN WITNESS WHEREOF, SMFG and Friend Securities execute this Agreement in duplicate by affixing their respective names and seals hereto, and each shall retain one (1) original.

April 28, 2006

Teisuke Kitayama (seal)
President
Sumitomo Mitsui Financial Group, Inc.
1-2 Yuraku-cho 1-chome, Chiyoda-ku, Tokyo

Katsuhiko Tamaki (seal)
President
SMBC Friend Securities Co., Ltd.
7-12 Nihonbashi-kabuto-cho, Chuo-ku, Tokyo

3. Explanation of the share exchange ratio pursuant to Article 354, Paragraph 1, Item 2 of the Commercial Code

Statement of Reason for Determination of Share Exchange Ratio

In connection with the share exchange (the "Share Exchange") between SMBC Friend Securities Co., Ltd. (the "Company") and Sumitomo Mitsui Financial Group, Inc. ("SMFG") scheduled to occur on September 1, 2006, the Company has determined the share exchange ratio as follows:

(1) Prior to negotiations and discussions with SMFG, the Company asked Merrill Lynch Japan Securities Co., Ltd. ("Merrill Lynch") to analyze share exchange ratios for use as a reference in discussions with SMFG.

(2) At the request of the Company, Merrill Lynch analyzed the share exchange ratio by

comprehensively taking into consideration a market price analysis, a DCF (discounted cash flow) analysis, a comparative analysis of certain similar publicly traded companies, and other results of analyses based on methods which Merrill Lynch believes to be appropriate, and presented the results of such analyses to the Company.

(3) Using the results of such analyses as a reference, after a series of negotiations between the Company and SMFG, both parties agreed to submit at meetings of the Board of Directors of each party, as a draft proposal for the share exchange ratio, that 0.0008 of a share of the common stock of SMFG would be allocated and issued for each share of the Company's common stock.

(4) The Board of Directors of the Company approved the share exchange ratio described in paragraph (3) above, and the Company and SMFG entered into a share exchange agreement dated April 28, 2006 (the "Agreement") setting forth such share exchange ratio.

(5) The Company received an opinion from Merrill Lynch dated April 28, 2006 to the effect that the share exchange ratio is fair from a financial point of view to the Company's shareholders.

(6) The Agreement stipulates that, if any significant changes to the asset or management conditions of the Company or SMFG arise during the period from the date of the execution of the Agreement until the day immediately prior to the date of the Share Exchange, after due consultation between both parties, the terms and conditions of the Share Exchange may be amended or the Agreement may be terminated.

[MERRILL LYNCH JAPAN SECURITIES CO., LTD. Fairness opinion (copy)]

TRANSLATION for Reference only
April 28, 2006

Board of Directors
SMBC Friend Securities Co., Ltd.
7-12 Kabuto-cho, Nihonbashi
Chuo-ku, Tokyo

Members of the Board of Directors:

SMBC Friend Securities Co., Ltd. (the "Company") and Sumitomo Mitsui Financial Group, Inc. ("SMFG") propose to enter into a share exchange agreement to be dated April 28, 2006 (the "Share Exchange Agreement") pursuant to which the Company and SMFG will engage in a share exchange (the "Share Exchange") whereby the Company will become a wholly owned subsidiary of SMFG, and as part of such transaction, each outstanding share of the Company's common stock (the "Company Shares") will be converted into the right to receive 0.0008 of a share (the "Exchange Ratio") of the common stock of SMFG (the "SMFG Shares").

You have asked us whether, in our opinion, the Exchange Ratio is fair from a financial point of view to the Company's shareholders (other than SMFG and its affiliated companies).

In arriving at the opinion set forth below, we have:

(1) Reviewed the securities registration statements of the Company and of SMFG for the three most recent fiscal years and certain other publicly available business and financial information relating to the Company and SMFG that we deemed to be relevant in forming our views;

(2) Reviewed certain information (including financial forecasts) relating to the business, earnings, assets, liabilities, and prospects of the Company and SMFG, as well as the effects expected to result from the Share Exchange (the "Expected Synergies") furnished to us by the senior management of the Company and SMFG;

(3) Conducted discussions with members of senior management of the Company and SMFG concerning the matters described in clauses (1) and (2) above, as well as their respective businesses and prospects of the Company and SMFG before and after giving effect to the Share Exchange and the Expected Synergies;

(4) Reviewed the market prices and valuation multiples for the Company Shares and SMFG Shares and compared them with those of certain similar publicly traded companies that we deemed to be relevant;

(5) Reviewed the results of operations of the Company and SMFG and compared them with those of certain similar publicly traded companies that we deemed relevant;

(6) Reviewed the potential pro forma impact of the Share Exchange;

(7) Reviewed the final draft Share Exchange Agreement dated April 25, 2006; and

(8) Reviewed such other financial studies and financial analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or SMFG or been furnished with any such evaluation or appraisal, nor have we evaluated the solvency or fair value of the Company or SMFG under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company or SMFG.

We have not undertaken any independent evaluation or appraisal of any loan portfolios, deferred tax assets or other assets or liabilities (including any hedge or derivative positions) of the Company, SMFG or any affiliated company. In addition, we are not experts in the evaluation of the adequacy of allowances for loan losses, and we have neither made an independent evaluation of the adequacy of allowances for loan losses of the Company, SMFG or any affiliated company, nor have we reviewed any individual credit files of the Company, SMFG or any affiliated company. We have assumed that appropriate disclosure of impaired loans and the value/category of loans has been made at the Company, SMFG and the affiliated companies and that appropriate allowances for the assets and liabilities (including contingent liabilities) of the Company, SMFG and any affiliated company were accounted for in the financial statements of the Company, SMFG and such affiliated company.

With respect to the financial forecast information and the Expected Synergies furnished to or discussed with us by the Company or SMFG, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's or SMFG's management as to the expected future financial performance of the Company or SMFG, as the case may be, and the Expected Synergies. We have also assumed, with your consent, that the Share Exchange will not be a taxable transaction for either the Company or SMFG or their respective shareholders. We have also assumed that the form of the Share Exchange Agreement that will be executed will be substantially similar to the final draft Share Exchange Agreement reviewed by us.

Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Share Exchange, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Share Exchange.

In connection with the preparation of this opinion, we have not been authorized by the Company or the Board of Directors to solicit, nor have we solicited, third party indications of interest for the acquisition of all or any part of the Company.

We are acting as financial advisor to the Company in connection with the Share Exchange and will receive a fee from the Company for our services, a significant portion of which is continent upon the consummation of the Share Exchange. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We are currently and have, in the past, provided financial advisory services and other financial services including corporate financing services to SMFG and its affiliated companies and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Company Shares and other securities of the Company as well as the SMFG Shares and other securities of SMFG, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion is for the use of the Board of Directors of the Company. Where the publication, attachment or citation of this opinion or any reproduction thereof is required in any disclosure document or in the convocation notice for the Company's General Shareholders' Meeting by law or regulation, at the request of any regulatory authority or at the request of the Company's Board of Directors, we will provide our consent thereto so long as this opinion is published, attached or cited in its entirety in such disclosure document or convocation notice and we approve of the content of any related disclosure in advance. In all other cases, this opinion may not be reproduced, summarized, published, included, cited or provided to any person without our prior written consent. Our opinion does not address the merits of the underlying decision by the Company to engage in the Share Exchange and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote on (or whether any opposing shareholder should exercise its statutory opposition rights of appraisal in respect of) the proposed Share Exchange or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities of the Company, creditors or other constituencies of the Company.

We are not expressing any opinion herein as to the prices at which the Company Shares or the SMFG Shares will trade following the announcement or consummation of the Share Exchange.

On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair from a financial point of view to the Company's shareholders (other than SMFG and its affiliated companies).

Very truly yours,

MERRILL LYNCH JAPAN SECURITIES CO., LTD.

4. Contents of the balance sheets and the statements of profit and loss of the companies subject to share exchange, prescribed in Article 354, Paragraph 1, Items 3 through 5 of the Commercial Code

(1) The contents of the balance sheet and the statement of profit and loss of the Company are as specified in the attached documents (pages 4 through 9).

(2) The balance sheet and the statement of profit and loss of Sumitomo Mitsui Financial Group, Inc. are as follows.

Sumitomo Mitsui Financial Group, Inc.

Balance Sheet for the 4th Fiscal Year

(As of March 31, 2006)

(millions of yen)

Item	Amount	Item	Amount
(Assets)		**(Liabilities)**	
Current Assets	**579,372**	**Current Liabilities**	**230,905**
Cash and due from banks	561,862	Short-term borrowings from subsidiaries	230,000
Prepaid expenses	21	Accounts payable	117
Deferred tax assets	43	Accrued expenses	465
Accrued income	17	Income taxes payable	36
Accrued income taxes refunded	17,371	Business office taxes payable	4
Other current assets	55	Reserve for employees bonuses	70
		Other current liabilities	211
Fixed Assets	**3,586,657**	**Total Liabilities**	**230,905**
Premises and equipment	**1**	**(Stockholders' Equity)**	
Buildings	0	**Capital stock**	**1,420,877**
Equipment	0	**Capital surplus**	**2,105,396**
Intangible assets	**28**	Capital reserve	1,420,989
Software	28	Other capital surplus	684,406
Investments and other assets	**3,586,627**	Gains on decrease of capital stock and capital reserve	499,503
Investments in securities	171,273	Gains on disposal of treasury stock	184,902
Investments in subsidiaries	3,414,791	**Retained earnings**	**413,546**
Deferred tax assets	562	Voluntary reserve	30,420
Deferred charges	**301**	Special voluntary earned reserves	30,420
Organization cost	301	Unappropriated retained earnings	383,126
		Treasury stock	**-4,393**
		Total Stockholders' Equity	**3,935,426**
Total Assets	**4,166,332**	**Total Liabilities and Stockholders' Equity**	**4,166,332**

Statement of Profit and Loss for the 4th Fiscal Year
(From April 1, 2005 to March 31, 2006)

(million yen)

Item	Amount
Ordinary Profit and Loss	
Operating profit and loss	
Operating income	**55,482**
Dividends	9,129
Dividends on investments in subsidiaries	37,303
Fees and commissions received from subsidiaries	9,038
Interest income on loans	11
Operating expenses	**3,196**
General and administrative expenses	3,196
Operating profit	**52,285**
Non-operating profit and loss	
Non-operating income	**138**
Interest income on deposits	71
Fees and commissions income	27
Other	39
Non-operating expenses	**4,159**
Interest on borrowings	1,490
Amortization of organization costs	301
Stock issuance costs	739
Fees and commissions expenses	1,519
Other non-operating expenses	108
Ordinary profit	**48,264**
Extraordinary gains	
Extraordinary profit	**27,579**
Gains on sale of a subsidiary's shares	27,579
Income before income taxes	**75,844**
Income taxes - current	3
- deferred	2,431
Net income	**73,408**
Unappropriated retained earnings carried forward	309,717
Unappropriated retained earnings at end of year	**383,126**

<Significant accounting policies>

1. Valuation of securities

Investments in subsidiaries and affiliates, and other securities without market value are carried at cost using the moving-average method.

2. Depreciation of fixed assets

(1) Premises and equipment

Premises and equipment owned by SMFG are depreciated using the straight-line method for premises and the declining-balance method for equipment.

(2) Intangible assets

SMFG computes depreciation for capitalized software for internal use using the straight-line method over its estimated useful life (five years).

3. Deferred charges

(1) Organization costs

Organization costs are recognized as assets and depreciated using the straight-line method over five years pursuant to Article 35 of the Ordinance of the former Commercial Code.

(2) Stock issuance costs

Stock issuance costs are expensed when they are incurred.

4. Important reserves

Allowance for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to this year.

5. Lease transactions

Financing leases, excluding those in which the ownership of the property is transferred to the lessee, are accounted for in the same manner as operating leases.

6. Consumption taxes

National and local consumption taxes are accounted for using the tax-excluded method.

<Change in accounting method>

(Accounting standard for impairment of fixed assets)

Effective April 1, 2005, SMFG applied "Accounting Standards for Impairment of Fixed Assets" ("Opinion Concerning Establishment of Accounting Standards for Impairment on Fixed Assets", issued by the Business Accounting Council on August 9, 2002) and "Guidelines on Implementation of Accounting Standard for Impairment of Fixed Assets" (Guidelines on Implementation of Business Accounting Standard No. 6, issued on October 31, 2003). This accounting change has no impact on profit and loss account.

<Additional information>

On January 31, 2006, SMFG issued 80,000 new shares of common stock at 1,130,500 yen per share (issue price) for final allocation by underwriters at 1,166, 200 yen per share (offer price). Furthermore, in connection with the over-allotment of 40,700 shares of common stock offered for sale at 1,166,200 yen per share (sales price) in the public offering, SMFG issued on February 28, 2006 the same number of new shares of common stock at 1,130,500 yen per share (issue price) through third-party allocation to the underwriter who conducted the over-allotment. The purchase agreement for the offering prescribes that the total amount of issue price be treated as the total amount of subscription price and no underwriting commission be paid. Accordingly, stock issuance cost does not include the amount equivalent to the underwriting commission for the offering. Out of the issue price per share, 565,250 yen is accounted for as capital stock and 565,250 yen as capital surplus.

Also, on January 31, 2006, SMFG disposed of 400,000 shares of treasury stock at 1,130,500 yen per share (disposal price) for final allocation by underwriters at 1,166,200 yen per share (sales price). The purchase agreement for the offering prescribes that the total amount of disposal price be treated as the total amount of subscription price and no underwriting commission be paid. Accordingly, fees and commissions expenses do not include the amount equivalent to the underwriting commission for the offering. The difference between the disposal price and the book value of the treasury stock sold in the offering is accounted for as "other capital surplus."

<Notes to balance sheet>

1. Amounts less than one million yen have been omitted.
2. Short-term monetary claims against subsidiaries: 561,902 million yen
   Short-term monetary liabilities against subsidiaries: 230,000 million yen
3. Accumulated depreciation of premises and equipment: 1 million yen
4. Fixed assets used under lease contracts
   In addition to the fixed assets specified in the balance sheet, SMFG uses part of office equipment under lease contracts.
5. Liabilities for guarantee: 48,545 million yen

<Notes to statement of loss and profit>

1. Amounts less than one million yen have been omitted.
2. Volume of transactions with subsidiaries
   Operating income: 46,341 million yen
   Operating expenses: 444 million yen
   Volume of non-operating transactions: 49,573 million yen
3. Net profit per share: 6,836.35 yen